Exhibit 21

Subsidiaries of the Registrant

Entity Name	Organized Under Laws of
Strong Westrex, Inc.	Nebraska
Strong Technical Services, Inc.	Nebraska
Strong/MDI Screen Systems, Inc.	Canada
SDM Holdco, Inc.	Delaware
StrongVest Global Advisors, LLC	Delaware
Digital Ignition, LLC	Georgia